SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Terran Orbital Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

88105P103

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88105P103	Schedule 13G
1	NAME OF REPORTING PERSON Anthony L. Previte Declaration of Trust dated June 10, 2022
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 3,899,323 (1)
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 3,899,323 (1)
	8	SHARED DISPOSITIVE POWER - 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,899,323 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.0% (2)
12	TYPE OF REPORTING PERSON OO

1

Consists of shares of common stock, par value $0.0001 per share (the “Common Stock”), of Terran Orbital Corporation (the “Issuer”) held directly by the Anthony L. Previte Declaration of Trust dated June 10, 2022 (the “Trust”) of which Ms. Stacy N. Previte serves as the trustee (the “Trustee”). The Trustee may be deemed to have indirect beneficial ownership of securities held by the Trust.

2

The percentage used herein and in the rest of this amendment is calculated based upon 194,461,361 shares of common stock outstanding as of November 7, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2023.

CUSIP No. 88105P103	Schedule 13G
1	NAME OF REPORTING PERSON Stacy N. Previte
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 3,899,323 (1)
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 3,899,323 (1)
	8	SHARED DISPOSITIVE POWER - 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,899,323 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.0% (2)
12	TYPE OF REPORTING PERSON IN

1	Consists of shares of Common Stock of the Issuer held directly by the Trust. The Trustee may be deemed to have indirect beneficial ownership of securities held by the Trust.
2

The percentage used herein and in the rest of this amendment is calculated based upon 194,461,361 shares of common stock outstanding as of November 7, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2023.

Item 1(a)	Name of Issuer:

The name of the issuer is Terran Orbital Corporation.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

The issuer’s principal executive office is located at 6800 Broken Sound Parkway NW, Suite 200, Boca Raton, Florida 33487.

Item 2(a)	Name of Person Filing:

The Anthony L. Previte Declaration of Trust dated June 10, 2022 (the “Trust”)

Stacy N. Previte, who is filing this form in her individual capacity but also serves as the trustee of the Trust (the “Trustee” and together with the Trust, the “Reporting Persons”).

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of each of the Trust and the Trustee is c/o Terran Orbital Corporation, 6800 Broken Sound Parkway NW, Suite 200, Boca Raton, Florida 33487.

Item 2(c)	Citizenship:

The situs of the Trust is Florida, U.S.A.

The Trustee is a U.S. citizen.

Item 2(d)	Title of Class of Securities:

Common Stock.

Item 2(e)	CUSIP No.:

88105P103.

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4	Ownership:

(a)	Amount beneficially owned: See row 9 of cover page for each Reporting Person.
(b)	Percent of class: See row 11 of cover page for each Reporting Person.
(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: See row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or direct the vote: See row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or direct the disposition: See row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or direct the disposition: See row 8 of cover page for each Reporting Person.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2024

Anthony L. Previte Declaration of Trust dated June 10, 2022

By:	/s/ Stacy N. Previte
Name:	Stacy N. Previte
Title:	Trustee

Stacy N. Previte

By:	/s/ Stacy N. Previte
Stacy N. Previte

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement dated July 22, 2022.*

*	Previously filed.